Filed pursuant to Rule 433

Registration No. 333-253632

March 17, 2021

HSBC Holdings plc

£1,000,000,000 1.750% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027 (the “Notes”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Legal Entity Identifier:	MLU0ZO3ML4LN2LL2TL39

Sole Book-Running Manager:	HSBC Bank plc

Senior Co-Managers:	Barclays Bank PLC Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited Morgan Stanley & Co. International plc

Junior Co-Managers:

CIBC World Markets Corp.

Crédit Agricole Corporate and Investment Bank

Coöperatieve Rabobank U.A.

Erste Group Bank AG

Merrill Lynch International

Nordea Bank Abp

RB International Markets (USA) LLC

Skandinaviska Enskilda Banken AB (publ)

Wells Fargo Securities International Limited

Structure:	Fixed Rate/Floating Rate Senior Unsecured Notes

Issuer Ratings:*	A2 (under review for downgrade) (Moody’s) / A- (stable) (S&P) / A+ (negative) (Fitch)

Expected Issue Ratings:*	A2 (Moody’s) / A- (S&P) / A+ (Fitch)

Pricing Date:	March 17, 2021

Settlement Date:	March 24, 2021 (T+5) (the “Issue Date”)

Maturity Date:	July 24, 2027

Form of Offering:	SEC Registered Global

Transaction Details:

Principal Amount:	£1,000,000,000

Fixed Rate Coupon:	1.750% per annum (the “Initial Interest Rate”), during the Fixed Rate Period (as defined below)

Fixed Rate Benchmark Gilt:	UKT 1.500% due July 2026

Fixed Rate Gilt Yield:	0.421%

Fixed Rate Gilt Price:	105.698%

Fixed Rate Re-offer Spread:	UKT +135 bps

Floating Rate Pricing Benchmark:	Compounded Daily SONIA (calculated as described under “Description of the Notes—Interest” in the Preliminary Prospectus Supplement)

Floating Rate Coupon:	Compounded Daily SONIA (as determined on the applicable Interest Determination Date (as defined below)), plus 130.7 basis points per annum (the “Margin”), during the Floating Rate Period (as defined below)

Fixed Rate Re-offer Yield:	1.779%

Issue Price:	99.858%

Gross Fees:	0.275%

Net Price:	99.583%

Net Proceeds to Issuer:	£995,830,000

Par Redemption Date:	July 24, 2026

Interest Pay Frequency:	Annually, during the Fixed Rate Period (as defined below); quarterly, during the Floating Rate Period (as defined below).

Interest Payment Dates:

From (and including) the Issue Date to (but excluding) July 24, 2026 (the “Fixed Rate Period”), interest on the Notes will be payable annually in arrear on July 24 of each year, beginning on July 24, 2021 (and thus a short first interest period) (each, a “Fixed Rate Period Interest Payment Date”).

From (and including) July 24, 2026 to (but excluding) the Maturity Date (the “Floating Rate Period”), interest on the Notes will be payable quarterly in arrear on October 24, 2026, January 24, 2027, April 24, 2027 and July 24, 2027 (each, a “Floating Rate Period Interest Payment Date” and, together with the Fixed Rate Period Interest Payments Dates, the “Interest Payment Dates”).

Floating Rate Interest Period:	During the Floating Rate Period, the period beginning on (and including) a Floating Rate Period Interest Payment Date and ending on (but excluding) the next succeeding Floating Rate Period Interest Payment Date (each, a “Floating Rate Interest Period”); provided that the first Floating Rate Interest Period will begin on July 24, 2026 and will end on (but exclude) the first Floating Rate Period Interest Payment Date.

Interest Determination Dates:	The fifth SONIA Business Day preceding the applicable Interest Payment Date (each, an “Interest Determination Date”).

Optional Redemption:

HSBC Holdings may, in its sole discretion, redeem the Notes during the Make-Whole Redemption Period (as defined below), in whole at any time during such period or in part from time to time during such period, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; or

(ii)  as determined by the Determination Agent, the principal amount of the Notes to be redeemed multiplied by the price (expressed as a percentage), as reported in writing to HSBC Holdings and the Trustee by the Determination Agent at which the Gross Redemption Yield on such Notes on the Reference Date (assuming for this purpose that the Notes are to be redeemed at 100% of their principal amount on the Par Redemption Date) is equal to the Gross Redemption Yield (determined by reference to the middle market price) at 11:00 a.m. (London time) (the “Quotation Time”) on the Reference Date of the Reference Bond, plus 25 basis points;

in each case, plus any accrued and unpaid interest on the Notes to be redeemed to (but excluding) the applicable redemption date.

Subsequently, HSBC Holdings may, in its sole discretion, redeem the Notes on the Par Redemption Date, in whole but not in part, at 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the Par Redemption Date.

The “Make-Whole Redemption Period” means the period beginning on (and including) September 24, 2021 (six months following the Issue Date) to (but excluding) July 24, 2026 (the “Par Redemption Date”); provided that if any additional notes of the same series are issued after the Issue Date, the Make-Whole Redemption Period for such additional notes shall begin on (and include) the date that is six months following the issue date for such additional notes.

The “Reference Date” means the date which is two business days prior to the giving of a notice of redemption by HSBC Holdings.

The “Reference Bond” means the selected government security or securities agreed between HSBC Holdings and an investment bank or financial institution determined by HSBC Holdings to be appropriate (which, for the avoidance of doubt, could be the Determination Agent, if applicable) as having an actual or interpolated maturity comparable with the remaining term to the Par Redemption Date, that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities denominated in pound sterling and of a comparable maturity to the remaining term to the Par Redemption Date.

The Notes are not redeemable at the option of the noteholders at any time.

Redemption upon Loss Absorption Disqualification Event:

Following the occurrence of a Loss Absorption Disqualification Event, HSBC Holdings may, within 90 days of the occurrence of the relevant Loss Absorption Disqualification Event, in its sole discretion, redeem the Notes in whole, but not in part, at a redemption price equal to 100% of their principal amount, plus any accrued and unpaid interest to (but excluding) the applicable redemption date.

A “Loss Absorption Disqualification Event” shall be deemed to have occurred if the Notes become fully or partially ineligible to meet HSBC Holdings’ or the HSBC Group’s minimum requirements for (A) eligible liabilities and/or (B) loss absorbing capacity instruments, in each case as determined in accordance with and pursuant to the relevant Loss Absorption Regulations applicable to HSBC Holdings or the HSBC Group, as a result of any (a) Loss Absorption Regulation becoming effective after the Issue Date; or (b) amendment to, or change in, any Loss Absorption Regulation, or any change in the application or official interpretation of any Loss Absorption Regulation, in any such case becoming effective on or after the Issue Date, provided, however, that a Loss Absorption Disqualification Event shall not occur where the exclusion of the Notes from the relevant minimum requirement(s) is due to the remaining maturity of the Notes being less than any period prescribed by any applicable eligibility criteria for such minimum requirement(s) under the relevant Loss Absorption Regulations effective with respect to HSBC Holdings and/or the HSBC Group on the Issue Date.

Tax Event Redemption:	HSBC Holdings may redeem the Notes in whole (but not in part) in its sole discretion upon the occurrence of certain tax events. The redemption price will be equal to 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption.

Events of Default and Defaults:

The noteholders will not have the right to request the trustee to declare the principal amount and accrued but unpaid payments with respect to the Notes to be due and payable or to accelerate the Notes in the case of non-payment of principal and/or interest on the Notes. Payment of the principal amount of the Notes may be accelerated only upon certain events of a winding-up.

An “Event of Default” with respect to the Notes means any one of the following events:

(i) an order is made by an English court which is not successfully appealed within 30 days after the date such order was made for HSBC Holdings’ winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency; or

(ii) an effective resolution is validly adopted by HSBC Holdings’ shareholders for its winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency.

In addition to Events of Default, the Indenture also will provide separately for “Defaults.” A Default with respect to the Notes means any one of the following events:

(i) failure to pay principal or premium, if any, on the Notes at maturity, and such default continues for a period of 30 days; or (ii) failure to pay any interest on the Notes when due and payable, which failure continues for 30 days.

If a Default occurs, the trustee may institute proceedings in England (but not elsewhere) for HSBC Holdings’ winding-up; provided that the trustee may not, upon the occurrence of a Default, accelerate the maturity of any outstanding Notes, unless an Event of Default has occurred and is continuing.

Notwithstanding the foregoing, failure to make any payment in respect of the Notes will not be a Default in respect of the Notes if such payment is withheld or refused:

(i) in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment; or

(ii)  in case of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given as to such validity or applicability at any time during the said grace period of 30 days by independent legal advisers acceptable to the trustee;

provided, however, that the trustee may, by notice to HSBC Holdings, require HSBC Holdings to take such action (including but not limited to proceedings for a declaration by a court of competent jurisdiction) as the trustee may be advised in an opinion of counsel, upon which opinion the trustee may conclusively rely, is appropriate and reasonable in the circumstances to resolve such doubt, in which case HSBC Holdings will forthwith take and expeditiously proceed with such action and will be bound by any final resolution of the doubt resulting therefrom. If any such resolution determines that the relevant payment can be made without violating any applicable law, regulation or order then the preceding sentence will cease to have effect and the payment will become due and payable on the expiration of the relevant grace period of 30 days after the trustee gives written notice to HSBC Holdings informing it of such resolution.

Notwithstanding any other provision of the Indentures or the Notes, the right of any noteholder to receive payment of the principal of, or interest on, the Notes on or after the due dates thereof and to institute suit for the enforcement of any such payment on or after such respective dates, will not be impaired or affected without the consent of such noteholder.

Agreement with Respect to the Exercise of UK Bail-in Power:	The provisions in the Preliminary Prospectus Supplement in the section “Description of the Notes—Agreement with Respect to the Exercise of UK Bail-in Power” are applicable.

MiFID II / UK MiFIR professionals/ ECPs-only / No EU or UK PRIIPS KID:	Manufacturer target market (MiFID II / UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EU or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

Governing Law:	The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Day Count Convention:	Actual/Actual (following, unadjusted) during the Fixed Rate Period; Actual/365 (modified following, adjusted) during the Floating Rate Period.

Minimum Denomination:	£100,000 and integral multiples of £1,000 in excess thereof.

Listing:	Application will be made to list the Notes on the NYSE.

Documentation:	Preliminary prospectus supplement dated March 17, 2021 (the “Preliminary Prospectus Supplement”) incorporating the Prospectus dated February 26, 2021 relating to the Securities. If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

Paying Agent:	HSBC Bank USA, National Association.

Calculation Agent:	HSBC Bank USA, National Association.

Trustee:	The Bank of New York Mellon, London Branch.

CUSIP:	404280CR8

ISIN:	XS2322315727

Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

*

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

HSBC Holdings has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents HSBC Holdings has filed with the SEC for more complete information about HSBC Holdings and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC Holdings or HSBC Bank plc will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.